October 11, 2007

CONFIDENTIAL

Jeffrey P. Riedler, Esq.
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	PRA International Preliminary Transaction Statement on Schedule 13E-3 Filed August 28, 2007 File No. 5-80376

Dear Mr. Riedler:

Under the Securities Exchange Act of 1934, as amended, PRA International, GG Holdings I, Inc., GG Merger Sub I, Inc., Genstar Capital Partners V, L.P., Genstar Capital Partners IV, L.P., Genstar Capital Partners III, L.P., Jean-Pierre L. Conte and Robert J. Weltman have filed an amendment to the above-captioned Preliminary Transaction Statement.

The undersigned hereby acknowledge that:  (1) the undersigned are responsible for the adequacy and the accuracy of the disclosure in the filing; (2) comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GG Holdings I, Inc.

By:	/s/ Robert J. Weltman

Name: Robert J. Weltman Title:	Vice President, Secretary and Treasurer

GG Merger Sub I, Inc.

By:	/s/ Robert J. Weltman

Name: Robert J. Weltman Title:	Vice President, Secretary and Treasurer

Genstar Capital Partners V, L.P.
By: Genstar Capital V, L.P.
Its: General Partner
By: Genstar V GP LLC
Its: General Partner

By:	/s/ Robert J. Weltman

Name: Robert J. Weltmann Title:	Managing Director

Genstar Capital Partners IV, L.P.
By: Genstar Capital V, L.P.
Its: General Partner
By: Genstar IV GP LLC
Its: General Partner

By:	/s/ Robert J. Weltman

Name: Robert J. Weltman Title:	Managing Director

Genstar Capital Partners III, L.P.
By: Genstar Capital V, L.P.
Its: General Partner
By: Genstar III GP LLC
Its: General Partner

By:	/s/ Jean-Pierre L. Conte

Name: Jean-Pierre L. Conte Title:	Managing Director

Jean-Pierre L. Conte

/s/  Jean-Pierre L. Conte

Robert J. Weltman

/s/  Robert J. Weltman